FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO: 333-163411

WELLS CORE OFFICE INCOME REIT, INC.

SUPPLEMENT NO. 17 DATED MAY 13, 2011

TO THE PROSPECTUS DATED JUNE 11, 2010

This document supplements, and should be read in conjunction with, our prospectus dated June 11, 2010 relating to our offering of 230,000,000 shares of common stock, as supplemented by supplement no. 15 dated April 19, 2011 and supplement no. 16 dated May 6, 2011. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	acquisition of the Duke Bridges I & II Buildings;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2011, filed on May 12, 2011; and

•	our unaudited financial statements as of and for the three months ended March 31, 2011, as filed in our Quarterly Report on Form 10-Q, filed on May 12, 2011.

Property Acquisition

On May 12, 2011, we purchased two three-story office buildings containing approximately 284,000 rentable square feet (the “Duke Bridges I & II Buildings”) for approximately $49.0 million, exclusive of closing costs. The acquisition was funded with proceeds of $35.5 million from our $70.0 million secured revolving credit facility and proceeds of $13.5 million raised from this offering. The Duke Bridges I & II Buildings were built in 2006 and are located on approximately 22.6 acres of land located in Frisco, Texas. The Duke Bridges I & II Buildings were purchased from KanAm Grund Kapitalanlagegesellschaft mBH, which is not affiliated with us, our advisor, or an affiliate of our advisor.

The Duke Bridges I & II Buildings are currently 100% leased to two tenants and anchored by T-Mobile West Corporation (“T-Mobile West”), a subsidiary of T-Mobile USA, Inc. T-Mobile USA, Inc. is the USA wireless operation of Deutsche Telekom AG. T-Mobile West occupies approximately 90% of the Duke Bridges I & II Buildings. T-Mobile West utilizes Duke Bridges I to provide executive and administrative support to its operations and as data center space. Duke Bridges II is used primarily as a call center.

The current aggregate annual effective base rent is approximately $5.7 million. The current weighted-average rental rate over the lease term is approximately $19.91 per square foot. The current weighted-average remaining lease term is approximately six years. Each of the two tenants has the right to extend the term of its lease for one additional five-year renewal period at the then-current market rate. Effective April 2014, T-Mobile West has a one-time right to terminate its lease at Duke Bridges I with 12 months notice and the payment of a $5.9 million termination fee. Effective February 2014, T-Mobile West also has a one-time right to terminate its lease at Duke Bridges II with 12 months notice and the payment of a $5.8 million termination fee.

Based on the current condition of the Duke Bridges I & II Buildings, we do not believe it will be necessary to make significant renovations to the Duke Bridges I & II Buildings. Our management believes that the Duke Bridges I & II Buildings are adequately insured.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and notes thereto. This discussion contains forward-looking statements, which can be identified with the use of forward-looking terminology such as “may,” “will,” “intend,” or similar words. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated see “Risk Factors” in our prospectus dated June 11, 2010 and in supplement no. 15 dated April 19, 2011.

Overview

We were formed to acquire and operate a diversified portfolio of commercial real estate primarily consisting of high-quality, income-producing office and industrial properties leased to creditworthy entities that are primarily located in major metropolitan areas throughout the United States. As of March 31, 2011, we owned three real estate properties, consisting of approximately 335,000 square feet. These office properties were approximately 99% leased as of March 31, 2011. We have no paid employees and are externally advised and managed by Wells Core Office Income REIT Advisory Services (the “Advisor”) and Wells Management, wholly-owned subsidiaries of Wells Real Estate Funds, Inc. (“WREF”). We have elected to be taxed as a REIT for federal income tax purposes and have operated as such beginning with our taxable year ended December 31, 2010.

We began receiving investor proceeds from the sale of our common stock under this offering in July 2010. On September 29, 2010, we raised our minimum offering of $2.5 million, and thus commenced active operations. We began acquiring real estate assets in October 2010. We continued receiving investor proceeds under this offering through March 31, 2011. Thus, the results of our operations for the three months ended March 31, 2011 are indicative of an early-stage enterprise with growing revenues and expenses associated with the acquisition of real estate assets, interest expense associated with debt financing on the acquisition of real estate assets, and general and administrative expenses that represent a high percentage of total revenues but are decreasing as the enterprise grows. As of March 31, 2011, we have raised gross offering proceeds of approximately $55.3 million through the issuance of our common stock in this offering and used those proceeds, net of fees, to invest in real estate and repay borrowings. These activities impact fluctuations in the results of our property operations and in interest expense. In addition, as required under GAAP, we expense costs incurred in connection with the acquisition of real estate assets.

Our most significant risks and challenges include our ability to raise a sufficient amount of equity that will allow us to further diversify our portfolio of real estate assets and to repay our outstanding borrowings. To the extent that significant funds are not raised, we may not be able to repay the loans or achieve sufficient diversification to guard against the general economic, industry-specific, financing, and operational risks generally associated with individual investments.

Liquidity and Capital Resources

Overview

During the three months ended March 31, 2011, we raised proceeds under this offering, net of commissions, fees and expenses, of approximately $31.1 million, substantially all of which was used to fund principal payments on outstanding debt and partially fund the acquisition of the Westway One Building. We acquired the Westway One Building (a three-story office building located in Houston, Texas) for $31.0 million in January 2011 using a combination of equity proceeds ($9.0 million), short-term borrowings ($3.4 million), and longer-term borrowings ($18.6 million).

We anticipate that our primary sources of future capital will be derived from the sale of our common stock under this offering and from net rental revenues generated from the properties we have acquired and anticipate acquiring in future periods. Stockholder distributions will be largely dependent upon, among other things, our expectations of future operating cash flow generated from our properties and our determination of near-term cash needs for capital expenditures at our properties and debt repayments.

Short-term Liquidity and Capital Resources

Net cash provided by financing activities for the three months ended March 31, 2011 was approximately $33.2 million. During the three months ended March 31, 2011, we generated net proceeds from the sale of common stock under this offering, net of commissions and fees, of $31.1 million, the majority of which was used to pay down debt, fund acquisition fees and partially fund the acquisition of the Westway One Building. During the three months ended March 31, 2011, we received gross debt proceeds of $18.6 million from the Regions Credit Facility, which was used to partially fund the acquisition of the Westway One Building. We repaid approximately $16.0 million on the Regions Credit Facility and bridge loan with WREF during the three months ended March 31, 2011. We intend to generate additional equity proceeds from the sale of common stock under this offering in the future and to use those proceeds, along with additional borrowings, to make additional real estate investments and to satisfy our near-term debt requirements.

During the three months ended March 31, 2011, we generated net cash from operating activities of $0.1 million, which consisted primarily of rental payments and property reimbursements in excess of expenditures for property operating costs and general and administrative costs, such as legal, accounting and other professional fees. We used net cash flows from operating activities, adjusted to exclude the impact of acquisition-related costs of approximately $0.7 million, to fund distributions to stockholders of approximately $0.4 million during this period. We expect to use the majority of our future net cash flow from operating activities to fund distributions to stockholders (please refer to the Distributions section below for additional information).

During the three months ended March 31, 2011, net cash used in investing activities was approximately $31.0 million, which primarily related to the acquisition of the Westway One Building in January 2011. We expect to utilize the residual cash balance of approximately $6.8 million as of March 31, 2011 to satisfy current liabilities.

On February 17, 2011, our board of directors declared distributions for stockholders of record from March 16, 2011 through June 15, 2011, in an amount equal to $0.004110 (0.4110 cent) per day, per share. We intend to utilize operating cash flow to fund this stockholder distribution; however, if necessary, we may also utilize other sources of cash to fund a portion of this distribution as our initial real estate operations stabilize over the short term.

As of March 31, 2011, the Regions Credit Facility contained, among others, the following restrictive covenants:

•

The ratio of our total indebtedness to the total value of our assets, as both are defined in the Regions Credit Facility, may not exceed 0.65 to 1.00 until May 19, 2012, and to 0.60 to 1.00 thereafter.

•

Our amount of secured debt, excluding the Regions Credit Facility and nonrecourse debt, may not exceed 5% of our consolidated tangible assets so long as our consolidated tangible assets are less than $200 million in value. Thereafter, the limit will be increased to 10%.

•	The ratio of our EBITDA, as defined, to our fixed charges, including preferred dividends, shall not be less than 1.75 to 1.00.

•

Beginning with the fiscal quarter ending December 31, 2011, and at any time thereafter, our tangible net worth may not be less than the sum of (1) $110 million and (2) 75% of the gross cash proceeds of all of our equity issuances consummated after December 31, 2011.

•	On or before June 30, 2011, we must raise at least $70 million in gross cash proceeds from equity issuances.

On March 28, 2011, Regions temporarily waived compliance with the fixed-charge restrictive covenant under the terms of the Regions Credit Facility for the period from November 19, 2010 through June 29, 2011 such that there would be no event of default under the loan as a result of fixed charges incurred during our start-up phase. Pursuant to the waiver, we must be in compliance with all of the restrictive covenants as of June 30, 2011. We believe that we will be in compliance with all restrictive covenants as of June 30, 2011 or have the ability to refinance, amend, or repay all amounts outstanding under the Regions Credit Facility. As of March 31, 2011, we were in compliance and expect to remain in compliance with all other restrictive covenants of the Regions Credit Facility.

Long-term Liquidity and Capital Resources

Over the long term, we expect that our primary source of capital will include proceeds from the sale of our common stock, proceeds from secured or unsecured financings from banks and other lenders, and net cash flows from operations. We anticipate funding distributions to our stockholders from net cash flows from operations; however, we may periodically borrow funds on a short-term basis to fund distributions as well.

We expect our principal demands for capital to include funding acquisitions of office and industrial properties, either directly or through investments in joint ventures, capital improvements for such properties, offering-related costs, operating expenses, including interest expense on any outstanding indebtedness, distributions, and redemptions of shares of our common stock under our share redemption plan.

In determining how and when to allocate cash resources in the future, we will initially consider the source of the cash. Substantially all cash raised from operations, after payments of periodic operating expenses and certain capital expenditures required for our office and industrial properties, is anticipated to be used to pay distributions to stockholders. Therefore, to the extent that cash flows from operations are lower, distributions are anticipated to be lower as well. Substantially all net proceeds generated from the sale of shares under this offering or from debt financing will be available to fund acquisitions of office and industrial properties, capital expenditures identified at the time of acquisition, and to pay down outstanding borrowings. If sufficient equity or debt capital is not available, our future investments in office and industrial properties will be lower.

We have a policy of keeping our debt at no more than 50% of the cost of our assets (before depreciation), referred to as the debt-to-gross-real-estate-asset ratio. Over the long-term, we intend to maintain debt levels significantly less than this 50% debt-to-gross-real-estate-asset ratio; however, we may borrow in excess of this threshold under some circumstances. As of March 31, 2011, our debt-to-gross-real-estate-asset ratio was approximately 33%. Our charter limits us from incurring debt in relation to our net assets in excess of 100%; however, we may temporarily exceed this limit upon the approval of a majority of our independent directors. Our board of directors and our conflicts committee determined that borrowing in excess of 100% of our net assets, as defined in our charter, was justified in connection with the acquisition of the Westway One Building because:

•	the debt should enable us to purchase properties and earn rental income more quickly;

•

the acquisition made possible by the debt is expected to increase net offering proceeds from this offering, thereby improving our ability to meet our goal of acquiring a diversified portfolio of properties to generate current income for investors;

•

the dealer-manager of this offering has a strong record of raising capital for programs such as ours; therefore, our leverage is likely to exceed our charter’s guidelines only for a short period of time; and

•	this prospectus discloses the likelihood that we would exceed our charter’s leverage guidelines during the early stages of this offering for the reasons described above.

As a result of this transaction and the possibility that our board of directors may determine that it is in our best interest to pursue similarly leveraged acquisitions in order to enable us to more quickly acquire a diversified portfolio of office and industrial properties, we are not able to anticipate with any degree of certainty what our debt levels will be in the short term. In accordance with our charter, if our board of directors and our conflicts committee approves any borrowing in excess of our leverage limitation, we will disclose such approval to our stockholders in our next quarterly report, along with an explanation for such excess.

Contractual Obligations and Commitments

As of March 31, 2011, our contractual obligations are as follows:

	Payments Due By Period
Contractual Obligations	Total	2011	2012-2013	2014-2015	Thereafter
Debt obligations	$19,900,000	$—	$19,900,000	$—	$—
Estimated interest on debt obligations	1,327,500	613,500	714,000	—	—
Tenant allowance	617,380	617,380	—	—	—

Total	$21,844,880	$1,230,880	$20,614,000	$—	$—

Results of Operations

Overview

This offering was declared effective on June 10, 2010. Following the receipt and acceptance of subscriptions for the minimum offering of $2.5 million on September 29, 2010, we commenced active operations and acquired our first real estate property in October 2010. Accordingly, the results of operations presented for the three months ended March 31, 2011 and March 31, 2010, are not directly comparable.

Our results of operations are not indicative of those expected in future periods, as we expect that rental revenue, tenant reimbursements, property operating costs, asset and property management fees, depreciation, amortization, general and administrative expenses, and acquisition fees and expenses will increase in future periods as a result of anticipated future acquisitions of real estate assets.

We sustained a net loss for the three months ended March 31, 2011 of approximately $1.6 million as a result of incurring a real estate operating loss of approximately $1.1 million and interest expense of approximately $0.5 million in connection with borrowings used to finance the purchase of real estate properties. We incurred a real estate operating loss for the three months ended March 31, 2011 primarily due to incurring acquisition fees and expenses of approximately $1.0 million, which were funded with proceeds raised from the sale of our common stock in this offering. We opted to leverage our real estate acquisitions with substantial short-term and medium-term borrowings as a result of sourcing the acquisitions in advance of raising investor proceeds under this offering. Our loss per share available to common stockholders for the three months ended March 31, 2011 was $1.14. As we continue to raise equity under this offering and use investor proceeds to acquire additional real estate properties and repay current and future borrowings and continue to earn operating income from our current and future real estate properties, we anticipate moving from a net loss to a net income position.

Distributions

Our board of directors typically declares distributions to common stockholders in advance of a period spanning approximately one quarter using daily record dates. In determining the rate of stockholder distributions, our board considers a number of factors, including the future level of cash projected to be available to fund stockholder distributions, which is currently principally dependent upon the rate at which we are able to raise equity proceeds under this offering and to invest those proceeds (in combination with borrowings) in new properties and, to a lesser extent, is also dependent upon the operations of properties that we already own. In making this determination, our board of directors also considers our current and future projected financial condition, including our expectations of future sources of liquidity, and the annual distribution requirements necessary to maintain our status as a REIT under the Internal Revenue Code (the “Code”).

When projecting the amount of cash to be available to fund distributions to stockholders in the future, we consider net cash projected to be provided by operating activities (as measured in the accompanying GAAP-basis consolidated statements of cash flows). We also consider certain costs that were incurred for the purpose of generating future earnings and appreciation in value over the long term, including acquisition-related costs. As required by GAAP, we expense all acquisition-related costs as incurred. Acquisition-related costs include acquisition fees payable to the Advisor (see Note 7 to our accompanying consolidated financial statements); customary third-party costs, such as legal fees and expenses; costs of appraisals, accounting fees and expenses, title insurance premiums, and other closing costs. As provided this prospectus, acquisition-related costs are funded with cash generated from the sale of common stock in the Initial Offering and, therefore, are not funded with cash generated from operations.

During the three months ended March 31, 2011, we used net cash provided by operating activities, adjusted to exclude the impact of approximately $0.7 million for acquisition-related costs funded with cash generated from the sale of common stock under this offering, of $0.8 million to fund distributions paid to common stockholders (inclusive of $0.2 million reinvested in our common stock pursuant to our DRP) of $0.4 million.

Our board of directors declared distributions for stockholders of record from December 16, 2010 through February 28, 2011 in an amount equal to $0.003425 (0.3425 cent) per day, per share (a 5.0% annualized yield on a $25.00 original share price), and declared distributions for stockholders of record from March 1, 2011 through March 15, 2011 in an amount equal to $0.004110 (0.4110 cent) per day, per share (a 6.0% annualized yield on a $25.00 original share price). These distributions were paid in March 2011. During the first quarter of 2011, we funded our stockholder distributions with current period operating cash flows, adjusted for certain acquisition related costs described above.

Our board of directors also has declared distributions for stockholders of record from March 16, 2011 through June 15, 2011 in an amount equal to $0.004110 (0.4110 cent) per day, per share (a 6.0% annualized yield on a $25.00 original share price). We expect to pay this distribution in June 2011.

Over the long-term, we expect to fund stockholder distributions principally with cash flow from operations, adjusted to exclude acquisition-related costs; however, in the short-term, we may also temporarily use borrowings to fund stockholder distributions to bridge the gap between timing differences that may arise between the rate at which we are able to raise equity proceeds under this offering and the rate at which we are able to deploy equity into income-producing properties.

Election as a REIT

We have elected to be taxed as a REIT under the Code beginning with our taxable year ended December 31, 2010. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our adjusted taxable income, as defined in the Code, to our stockholders, computed without regard to the dividends-paid deduction and by excluding our net capital gain. As a REIT, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income for that year and for the four years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to our stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes.

Inflation

We are exposed to inflation risk, as income from long-term leases is intended to be the primary source of our cash flows from operations. We anticipate that there will be provisions in the majority of our tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions could include rent steps, reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements on a per-square-foot basis, or in some cases, annual reimbursement of operating expenses above a certain per-square-foot allowance. However, due to the long-term nature of the leases, the leases may not reset frequently enough to fully cover inflation.

Application of Critical Accounting Policies

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Investment in Real Estate Assets

We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives. These assessments have a direct impact on net income. The estimated useful lives of our assets by class are as follows:

Buildings	40 years
Building improvements	5-25 years
Site improvements	20 years
Tenant improvements	Shorter of lease term or economic life
Intangible lease assets	Lease term

Evaluating the Recoverability of Real Estate Assets

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of the real estate and related intangible assets of both operating properties and properties under construction in which we have an ownership interest, either directly or through investments in joint ventures, may not be recoverable.

When indicators of potential impairment are present that suggest that the carrying amounts of real estate assets and related intangible assets may not be recoverable, we assess the recoverability of these assets by determining whether the respective carrying values will be recovered through the estimated undiscounted future operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying values, we adjust the carrying value of the real estate assets and related intangible assets to the estimated fair values, pursuant to the property, plant, and equipment accounting standard for the impairment or disposal of long-lived assets, and recognize an impairment loss. Estimated fair values are calculated based on the following information, in order of preference, depending upon availability: (i) recently quoted market price(s) for the subject property, or highly comparable properties, under sufficiently active and normal market conditions, or (ii) the present value of future cash flows, including estimated residual value. We have determined that there has been no impairment in the carrying value of our real estate assets and related intangible assets to date.

Projections of expected future operating cash flows require that we estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, the number of months it takes to re-lease the property, and the number of years the property is held for investment, among other factors. The subjectivity of assumptions used in the future cash flow analysis, including discount rates, could result in an incorrect assessment of the property’s fair value and could result in the misstatement of the carrying value of our real estate assets and related intangible assets and net income (loss).

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, we allocate the purchase price of properties to tangible assets, consisting of land and building, site improvements, and identified intangible assets and liabilities, including the value in-place leases, based in each case on our estimate of their fair values.

The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and building based on our determination of the relative fair value of these assets. We determine the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors we consider in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, we include real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market demand.

Intangible Assets and Liabilities Arising from In-Place Leases Where We Are the Lessor

As further described below, in-place leases where we are the lessor may have values related to: direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, tenant relationships, and effective contractual rental rates that are above or below market rates:

•

Direct costs associated with obtaining a new tenant, including commissions, tenant improvements, and other direct costs, are estimated based on management’s consideration of current market costs to execute a similar lease. Such direct costs are included in intangible lease origination costs in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•

The value of opportunity costs associated with lost rentals avoided by acquiring an in-place lease is calculated based on the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Such opportunity costs are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•

The value of tenant relationships is calculated based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. Values associated with tenant relationships are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•

The value of effective rental rates of in-place leases that are above or below the market rates of comparable leases is calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be received pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

As of March 31, 2011 and December 31, 2010, we had the following gross intangible in-place lease assets and liabilities:

	As of March 31, 2011
	Intangible Lease Assets		Intangible Lease Origination Costs
	Above-Market In-Place Lease Assets	Absorption Period Costs
Gross	$2,443,119	$2,869,370	$2,485,441
Accumulated Amortization	(95,279)	(140,529)	(133,789)

Net	$2,347,840	$2,728,841	$2,351,652

	As of December 31, 2010
	Intangible Lease Assets		Intangible Lease Origination Costs
	Above-Market In-Place Lease Assets	Absorption Period Costs
Gross	$1,067,012	$1,138,559	$1,538,281
Accumulated Amortization	(22,000)	(39,074)	(49,721)

Net	$1,045,012	$1,099,485	$1,488,560

For the three months ended March 31, 2011 and the year ended December 31, 2010, we recognized the following amortization of intangible lease assets and liabilities:

	Intangible Lease Assets		Intangible Lease Origination Costs
	Above-Market In-Place Lease Assets	Absorption Period Costs
For the three months ended March 31, 2011	$73,279	$101,454	$84,068

For the year ended December 31, 2010	$22,000	$39,074	$49,721

The remaining net intangible assets and liabilities as of March 31, 2011 will be amortized as follows:

	Intangible Lease Assets		Intangible Lease Origination Costs
	Above-Market In-Place Lease Assets	Absorption Period Costs
For the nine months ended December 31, 2011	$266,749	$370,738	$284,812
For the year ending December 31:
2012	355,665	494,317	379,748
2013	345,980	464,644	374,430
2014	341,380	450,683	371,928
2015	306,053	316,628	272,551
2016	299,660	256,686	237,895
Thereafter	432,353	375,145	430,288

	$2,347,840	$2,728,841	$2,351,652

Evaluating the Recoverability of Intangible Assets and Liabilities

The values of intangible lease assets and liabilities are determined based on assumptions made at the time of acquisition and have defined useful lives, which correspond with the lease terms. There may be instances in which intangible lease assets and liabilities become impaired, and we are required to expense the remaining asset or liability immediately or over a shorter period of time. Lease restructurings, including, but not limited to, lease terminations and lease extensions, may impact the value and useful life of in-place leases. In-place leases that are terminated, partially terminated, or modified will be evaluated for impairment if the original in-place lease terms have been modified. In situations where the discounted cash flows of the modified in-place lease stream are less than the discounted cash flows of the original in-place lease stream, we reduce the carrying value of the intangible lease assets to reflect the modified lease terms and recognize an impairment loss. For in-place lease extensions that are executed more than one year prior to the original in-place lease expiration date, the useful life of the in-place lease will be extended over the new lease term with the exception of those in-place lease components, such as lease commissions and tenant allowances, which have been renegotiated for the extended term. Renegotiated in-place lease components, such as lease commissions and tenant allowances, will be amortized over the shorter of the useful life of the asset or the new lease term.

Related–Party Transactions and Agreements

We have entered into agreements with the Advisor, Wells Investment Securities (“WIS”), and Wells Management whereby we pay certain fees and reimbursements to the Advisor, WIS, and Wells Management for acquisition fees, commissions, dealer-manager fees, property management fees, asset management fees, reimbursement of other offering costs, and reimbursement of operating costs. See Note 7 to our accompanying consolidated financial statements included herein for a discussion of the various related-party agreements and the related transactions, fees and reimbursements.

Assertion of Legal Action Against Related-Parties

On March 12, 2007, a stockholder of Piedmont Office Realty Trust, Inc. (“Piedmont REIT”) filed a putative class action and derivative complaint, presently styled In re Wells Real Estate Investment Trust, Inc. Securities Litigation, in the United States District Court for the District of Maryland against, among others, Piedmont REIT; Leo F. Wells, III, our President and a director; Wells Capital, an affiliate of our advisor; Wells Management, our property manager; certain affiliates of WREF; the directors of Piedmont REIT; and certain individuals who formerly served as officers or directors of Piedmont REIT prior to the closing of the internalization transaction on April 16, 2007.

The complaint alleged, among other things, violations of the federal proxy rules and breaches of fiduciary duty arising from the Piedmont REIT internalization transaction and the related proxy statement filed with the SEC on February 26, 2007, as amended. The complaint sought, among other things, unspecified monetary damages and nullification of the Piedmont REIT internalization transaction.

On June 27, 2007, the plaintiff filed an amended complaint, which attempted to assert class action claims on behalf of those persons who received and were entitled to vote on the Piedmont REIT proxy statement filed with the SEC on February 26, 2007, and derivative claims on behalf of Piedmont REIT.

On March 31, 2008, the Court granted in part the defendants’ motion to dismiss the amended complaint. The Court dismissed five of the seven counts of the amended complaint in their entirety. The Court dismissed the remaining two counts with the exception of allegations regarding the failure to disclose in the Piedmont REIT proxy statement details of certain expressions of interest in acquiring Piedmont REIT. On April 21, 2008, the plaintiff filed a second amended complaint, which alleges violations of the federal proxy rules based upon allegations that the proxy statement to obtain approval for the Piedmont REIT internalization transaction omitted details of certain expressions of interest in acquiring Piedmont REIT. The second amended complaint seeks, among other things, unspecified monetary damages, to nullify and rescind the internalization transaction, and to cancel and rescind any stock issued to the defendants as consideration for the internalization transaction. On May 12, 2008, the defendants answered and raised certain defenses to the second amended complaint.

On June 23, 2008, the plaintiff filed a motion for class certification. On September 16, 2009, the Court granted the plaintiff’s motion for class certification. On September 20, 2009, the defendants filed a petition for permission to appeal immediately the Court’s order granting the motion for class certification with the Eleventh Circuit Court of Appeals. The petition for permission to appeal was denied on October 30, 2009.

On April 13, 2009, the plaintiff moved for leave to amend the second amended complaint to add additional defendants. The Court denied the plaintiff’s motion for leave to amend on June 23, 2009.

On December 4, 2009, the parties filed motions for summary judgment. On August 2, 2010, the Court entered an order denying the defendants’ motion for summary judgment and granting, in part, the plaintiff’s motion for partial summary judgment. The Court ruled that the question of whether certain expressions of interest in acquiring Piedmont REIT constituted “material” information required to be disclosed in the proxy statement to obtain approval for the Piedmont REIT internalization transaction raises questions of fact that must be determined at trial. A trial date has not been set.

Mr. Wells, Wells Capital, and Wells Management believe that the allegations contained in the complaint are without merit and intend to vigorously defend this action. Any financial loss incurred by Wells Capital, Wells Management, or their affiliates could hinder their ability to successfully manage our operations and our portfolio of investments.

Commitments and Contingencies

We are subject to certain commitments and contingencies with regard to certain transactions. Refer to Note 1, Note 5, and Note 7 of our accompanying consolidated financial statements for further explanation. Examples of such commitments and contingencies include:

•	Advisory Agreement;

•	Commitments under existing lease agreements;

•	Dealer-Manager Agreement; and

•	Master Property Management, Leasing, and Construction Agreement.

WELLS CORE OFFICE INCOME REIT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	(Unaudited)
	March 31, 2011	December 31, 2010
Assets:
Real estate assets, at cost:
Land	$4,778,408	$2,478,408
Buildings and improvements, less accumulated depreciation of $720,918 and $252,225 as of March 31, 2011 and December 31, 2010, respectively	47,548,096	23,370,867
Intangible lease assets, less accumulated amortization of $235,808 and $61,074 as of March 31, 2011 and December 31, 2010, respectively	5,076,681	2,144,497

Total real estate assets	57,403,185	27,993,772
Cash and cash equivalents	6,787,024	4,433,008
Tenant receivables	239,399	58,276
Prepaid expenses and other assets	235,412	369,147
Deferred financing costs, less accumulated amortization of $250,457 and $99,801 as of March 31, 2011 and December 31, 2010, respectively	1,061,888	1,077,798
Intangible lease origination costs, less accumulated amortization of $133,789 and $49,721 as of March 31, 2011 and December 31, 2010, respectively	2,351,652	1,488,560

Total assets	$68,078,560	$35,420,561

Liabilities:
Lines of credit and note payable	$19,900,000	$17,275,000
Accounts payable and accrued expenses	1,131,449	808,283
Due to affiliates	972,382	602,918
Distributions payable	132,513	40,543
Deferred income	371,487	150,359

Total liabilities	22,507,831	18,877,103

Commitments and Contingencies (Note 5)	—	—

Redeemable Common Stock	170,448	42,703

Stockholders’ Equity:
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 2,225,330 and 821,995 shares issued and outstanding as of March 31, 2011 and December 31, 2010, respectively	22,253	8,220
Additional paid-in capital	49,253,875	18,205,771
Cumulative distributions in excess of earnings	(3,705,399)	(1,670,533)
Redeemable common stock	(170,448)	(42,703)

Total stockholders’ equity	45,400,281	16,500,755

Total liabilities, redeemable common stock and stockholders’ equity	$68,078,560	$35,420,561

See accompanying notes.

WELLS CORE OFFICE INCOME REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	(Unaudited)
	Three Months Ended March 31,
	2011	2010
Revenues:
Rental income	$1,328,685	$—
Tenant reimbursements	496,650	—

	1,825,335	—

Expenses:
Property operating costs	620,505	—
Asset and property management fees:
Related-party	117,247	—
Other	23,258	—
Depreciation	468,693	—
Amortization	185,523	—
General and administrative	495,728	—
Acquisition fees and expenses	987,936	—

	2,898,890	—

Real estate operating loss	(1,073,555)	—
Other income (expense):
Interest expense	(479,989)	—
Interest and other income	81	—

	(479,908)	—

Loss before income tax expense	(1,553,463)	—
Income tax expense	(11,428)	—

Net loss	$(1,564,891)	$—

Per-share information – basic and diluted	$(1.14)	$—

Weighted-average common shares outstanding – basic and diluted	1,378,494	8,000

See accompanying notes.

WELLS CORE OFFICE INCOME REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010 (UNAUDITED)

	Common Stock		Additional Paid-In Capital	Cumulative Distributions in Excess of Earnings	Redeemable Common Stock	Total Stockholders’ Equity
	Shares	Amount
Balance, December 31, 2010	821,995	$8,220	$18,205,771	$(1,670,533)	$(42,703)	$16,500,755

Issuance of common stock	1,403,335	14,033	35,060,176	—	—	35,074,209
Increase in redeemable common stock	—	—	—	—	(127,745)	(127,745)
Distributions to common stockholders ($0.33 per share)	—	—	—	(469,975)	—	(469,975)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(3,315,502)	—	—	(3,315,502)
Other offering costs	—	—	(696,570)	—	—	(696,570)
Net loss	—	—	—	(1,564,891)	—	(1,564,891)

Balance, March 31, 2011	2,225,330	$22,253	$49,253,875	$(3,705,399)	$(170,448)	$45,400,281

	Common Stock		Additional Paid-In Capital	Cumulative Distributions in Excess of Earnings	Redeemable Common Stock	Total Stockholder’s Equity
	Shares	Amount
Balance, December 31, 2009	8,000	$80	$199,920	$—	$—	$200,000

Issuance of common stock	—	—	—	—	—	—
Net income	—	—	—	—	—	—

Balance, March 31, 2010	8,000	$80	$199,920	$—	$—	$200,000

See accompanying notes.

WELLS CORE OFFICE INCOME REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Unaudited)
	Three Months Ended March 31,
	2011	2010
Cash Flows from Operating Activities:
Net loss	$(1,564,891)	$—
Adjustments to reconcile net loss to net cash used in operating activities:
Straight-line rental income	(102,882)	—
Depreciation	468,693	—
Amortization	258,801	—
Noncash interest expense	150,657	—
Changes in assets and liabilities, net of acquisitions:
Increase in other tenant receivables	(78,241)	—
Decrease in prepaid expenses and other assets	133,735	—
Increase in accounts payable and accrued expenses	269,704	—
Increase in due to affiliates	329,212	—
Increase in deferred income	221,128	—

Net cash provided by operating activities	85,916	—

Cash Flows from Investing Activities:
Investment in real estate and earnest money paid	(30,964,191)	—

Net cash used in investing activities	(30,964,191)	—

Cash Flows from Financing Activities:
Deferred financing costs paid	(117,093)	—
Proceeds from lines of credit and note payable	18,600,000	—
Repayments of lines of credit and note payable	(15,975,000)	—
Issuance of common stock	35,002,760	—
Distributions paid to stockholders	(203,892)	—
Distributions paid to stockholders and reinvested in shares of our common stock	(174,113)	—
Commissions on stock sales and related dealer-manager fees paid	(3,223,187)	—
Other offering costs paid	(677,184)	—

Net cash provided by financing activities	33,232,291	—
Net change in cash and cash equivalents	2,354,016	—
Cash and cash equivalents, beginning of period	4,433,008	200,000

Cash and cash equivalents, end of period	$6,787,024	$200,000

See accompanying notes.

WELLS CORE OFFICE INCOME REIT, INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2011 (unaudited)

1.    Organization

Wells Core Office Income REIT, Inc. (“Wells Core Office Income REIT”) was formed on July 3, 2007 as a Maryland corporation that has elected to be taxed as a real estate investment trust (“REIT”). Prior to May 14, 2010, Wells Core Office Income REIT was known as Wells Real Estate Investment Trust III, Inc. Substantially all of Wells Core Office Income REIT’s business is conducted through Wells Core Office Income Operating Partnership, L.P. (“Wells Core OP”), a Delaware limited partnership formed on July 3, 2007. Wells Core Office Income REIT is the sole general partner of Wells Core OP. Wells Core Office Income Holdings, LLC (“Wells Core Holdings”), a Delaware limited liability company formed on November 6, 2009, is the sole limited partner of Wells Core OP. Wells Core Office Income REIT owns 100% of the interests of Wells Core Holdings and possesses full legal control and authority over the operations of Wells Core OP and Wells Core Holdings. References to Wells Core Office Income REIT herein shall include Wells Core Office Income REIT and all subsidiaries of Wells Core Office Income REIT, including Wells Core OP and Wells Core Holdings, unless stated otherwise.

On June 10, 2010, Wells Core Office Income REIT commenced its initial public offering of up to 230,000,000 shares of common stock (the “Initial Offering”) pursuant to a Registration Statement filed on Form S-11 under the Securities Act, with 30,000,000 of those shares being offered through the Wells Core Office Income REIT Distribution Reinvestment Plan (“DRP”). Under the Initial Offering, the primary shares are offered at a price of $25 per share, with discounts available to certain categories of purchases, and DRP shares are offered at a price of $23.75 per share. On September 29, 2010, Wells Core Office Income REIT received and accepted subscriptions under the Initial Offering equal to the minimum offering amount of $2.5 million, at which point active operations commenced. To issue shares under the Initial Offering to Pennsylvania investors, Wells Core Office Income REIT must raise gross offering proceeds of $166.7 million from all jurisdictions.

As of March 31, 2011, Wells Core Office Income REIT had raised offering proceeds under the Initial Offering of approximately $55.3 million from the sale of approximately 2.2 million shares of common stock. After deductions from such gross offering proceeds for selling commissions and dealer-manager fees of approximately $5.1 million, acquisition fees of $1.1 million and other offering expenses of approximately $1.1 million, Wells Core Office Income REIT had raised aggregate net offering proceeds of approximately $48.0 million. As of March 31, 2011, substantially all of Wells Core Office Income REIT’s net offering proceeds have been invested in real properties and related assets, and approximately 227.8 million shares remain available for sale to the public under the Initial Offering, exclusive of shares available under the DRP.

On June 7, 2010, Wells Core Office Income REIT executed an agreement with Wells Core Office Income REIT Advisory Services, LLC (formerly known as Wells Real Estate Advisory Services III, LLC) (the “Advisor”), under which the Advisor will perform certain key functions on behalf of Wells Core Office Income REIT, including, among others, the investment of capital proceeds and management of day-to-day operations (the “Advisory Agreement”). The Advisor is a wholly owned subsidiary of Wells Real Estate Funds, Inc. (“WREF”) and has contracted with Wells Capital, Inc. (“Wells Capital”) and Wells Management Company, Inc. (“Wells Management”), also wholly owned subsidiaries of WREF, to engage their employees to carry out, among others, the key functions enumerated above on behalf of Wells Core Office Income REIT.

Wells Core Office Income REIT intends to acquire and operate a diversified portfolio of commercial real estate consisting primarily of high-quality, income-generating office and industrial properties located in the United States and leased or pre-leased to creditworthy companies and governmental entities. Wells Core Office Income REIT intends to invest in office and industrial properties at all stages of development, from those under construction to those with established operating histories. As of March 31, 2011, Wells Core Office Income REIT owned three office properties, consisting of approximately 335,000 square feet. As of March 31, 2011, these office properties were approximately 99% leased.

Wells Core Office Income REIT’s stock is not listed on a national securities exchange. However, Wells Core Office Income REIT’s charter requires that in the event Wells Core Office Income REIT’s stock is not listed on a national securities exchange by July 31, 2020, Wells Core Office Income REIT must either seek stockholder approval to extend or amend this listing deadline or seek stockholder approval to begin liquidating investments and distributing the resulting proceeds to the stockholders. If Wells Core Office Income REIT seeks stockholder approval to extend or amend this listing date and does not obtain it, Wells Core Office Income REIT will then be required to seek stockholder approval to liquidate. In this circumstance, if Wells Core Office Income REIT seeks and does not obtain approval to liquidate, Wells Core Office Income REIT will not be required to list or liquidate and could continue to operate indefinitely as an unlisted company.

2.    Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements of Wells Core Office Income REIT have been prepared in accordance with the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by U.S. generally accepted accounting principles (“GAAP”) for complete financial statements. In the opinion of management, the statements for these unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such periods. Results for these interim periods are not necessarily indicative of a full year’s results.

Wells Core Office Income REIT owns a controlling financial interest in Wells Core OP and Wells Core Holdings and, accordingly, includes the accounts of these entities in its consolidated financial statements. The financial statements of Wells Core OP and Wells Core Holdings are prepared using accounting policies consistent with those used by Wells Core Office Income REIT. All intercompany balances and transactions have been eliminated in consolidation.

For further information, refer to the financial statements and footnotes included in Wells Core Office Income REIT’s Annual Report on Form 10-K for the year ended December 31, 2010.

Intangible Assets and Liabilities Arising from In-Place Leases where Wells Core Office Income REIT is the Lessor

As of March 31, 2011 and December 31, 2010, Wells Core Office Income REIT had the following gross intangible in-place lease assets and liabilities:

	As of March 31, 2011
	Intangible Lease Assets		Intangible Lease Origination Costs
	Above-Market In-Place Lease Assets	Absorption Period Costs
Gross	$2,443,119	$2,869,370	$2,485,441
Accumulated Amortization	(95,279)	(140,529)	(133,789)

Net	$2,347,840	$2,728,841	$2,351,652

	As of December 31, 2010
	Intangible Lease Assets		Intangible Lease Origination Costs
	Above-Market In-Place Lease Assets	Absorption Period Costs
Gross	$1,067,012	$1,138,559	$1,538,281
Accumulated Amortization	(22,000)	(39,074)	(49,721)

Net	$1,045,012	$1,099,485	$1,488,560

For the three months ended March 31, 2011 and the year ended December 31, 2010, Wells Core Office Income REIT recognized the following amortization of intangible lease assets and liabilities:

	Intangible Lease Assets		Intangible Lease Origination Costs
	Above-Market In-Place Lease Assets	Absorption Period Costs

For the three months ended March 31, 2011	$73,279	$101,454	$84,068

For the year ended December 31, 2010	$22,000	$39,074	$49,721

The remaining net intangible assets and liabilities as of March 31, 2011 will be amortized as follows:

	Intangible Lease Assets		Intangible Lease Origination Costs
	Above-Market In-Place Lease Assets	Absorption Period Costs

For the nine months ended December 31, 2011	$266,749	$370,738	$284,812

For the year ending December 31:

2012	355,665	494,317	379,748

2013	345,980	464,644	374,430

2014	341,380	450,683	371,928

2015	306,053	316,628	272,551

2016	299,660	256,686	237,895

Thereafter	432,353	375,145	430,288

	$2,347,840	$2,728,841	$2,351,652

Redeemable Common Stock

Under Wells Core Office Income REIT’s share redemption program (“SRP”), the decision to honor redemptions, subject to certain plan requirements and limitations, falls outside the control of Wells Core Office Income REIT. As a result, Wells Core Office Income REIT records redeemable common stock in the temporary equity section of its consolidated balance sheet. Wells Core Office Income REIT’s SRP currently requires Wells Core Office Income REIT to honor redemption requests made within two years following the death or qualifying disability of a stockholder, subject to certain limitations. Wells Core Office Income REIT’s capacity to honor redemptions is limited to (i) the amount of net proceeds raised under the DRP during the immediately preceding 12-month period, or (ii) 5% of the weighted-average numbers of shares outstanding in the immediately preceding 12-month period. Accordingly, as of March 31, 2011, redeemable common stock is measured at an amount equal to the net proceeds raised under the DRP during the immediately preceding 12-month period. Upon being tendered for redemption by the holder, Wells Core Office Income REIT will reclassify redeemable common shares from temporary equity to a liability at settlement value. To date, Wells Core Office Income REIT has not redeemed any shares under the SRP.

Income Taxes

Wells Core Office Income REIT has elected to be taxed as a REIT under the Internal Revenue Code of 1986 (the “Code”) and has operated as such beginning with its taxable year ended December 31, 2010. To qualify as a REIT, Wells Core Office Income REIT must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its REIT taxable income, as defined by the Code, to its stockholders. As a REIT, Wells Core Office Income REIT generally will not be subject to federal income tax on taxable income it distributes to stockholders. If Wells Core Office Income REIT fails to qualify as a REIT in any taxable year, it will then be subject to federal income taxes on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants Wells Core Office Income REIT relief under certain statutory provisions.

Fair Value Measurements

Wells Core Office Income REIT estimates the fair value of its assets and liabilities (where currently required under GAAP) consistent with the provisions of the accounting standard for fair value measurements and disclosures. Under this guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. While various techniques and assumptions can be used to estimate fair value depending on the nature of the asset or liability, the accounting standard for fair value measurements and disclosures provides the following fair value technique parameters and hierarchy, depending upon availability:

Level 1 - Assets or liabilities for which the identical term is traded on an active exchange, such as publicly traded instruments or futures contracts.

Level 2 - Assets and liabilities valued based on observable market data for similar instruments.

Level 3 - Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

Wells Core Office Income REIT applies the provisions of the accounting standard for fair value measurements and disclosures to the allocation of the purchase price of acquired properties to assets and liabilities based on Level 3 assumptions.

Recent Accounting Pronouncement

In January 2010, the Financial Accounting Standards Board clarified previously issued GAAP and issued new requirements related to Accounting Standards Codification Topic Fair Value Measurements and Disclosures (“ASC 820”). The clarification component includes disclosures about inputs and valuation techniques used in determining fair value, and providing fair value measurement information for each class of assets and liabilities. The new requirements relate to disclosures of transfers between the levels in the fair value hierarchy, as well as the individual components in the rollforward of the lowest level (Level 3) in the fair value hierarchy. This change in GAAP was effective for Wells Core Office Income REIT beginning January 1, 2010, except for the provision concerning the rollforward of activity of the Level 3 fair value measurement, which became effective for Wells Core Office Income REIT on January 1, 2011. The adoption of ASC 820 has not had, and is not expected to have, a material impact on Wells Core Office Income REIT’s consolidated financial statements or disclosures.

3.    Real Estate Acquisition

During the three months ended March 31, 2011, Wells Core Office Income REIT acquired the following property:

					Intangibles
Property Name	Location	Acquisition Date	Land	Buildings and Improvements	Intangible Lease Assets	Intangible Lease Origination	Total Purchase Price(1)	Lease Details
Westway One Building	Houston, TX	1/27/2011	2,300,000	24,645,922	3,106,918	947,160	31,000,000	(2)

			$2,300,000	$24,645,922	$3,106,918	$947,160	$31,000,000

(1)

Purchase price is presented exclusive of closing costs and acquisition fees and has been allocated to tangible assets, consisting of land, building and site improvements, and identified intangible assets and liabilities, including the value of in-place leases, based in each case on preliminary estimates of their fair values.

(2)	This three-story office building contains approximately 144,000 rentable square feet and is 100% leased to four tenants with a weighted-average remaining lease term of 6.0 years.

For the period from January 27, 2011 (date of acquisition) through March 31, 2011, Wells Core Office Income REIT recognized revenues and a net loss related to the Westway One Building of approximately $0.8 million and $0.03 million, respectively. Wells Core Office Income REIT recognized acquisition-related expenses associated with the acquisition of the Westway One Building of approximately $0.2 million, all of which were recorded as acquisition fees and expenses in the accompanying consolidated statement of operations for the three months ended March 31, 2011.

Pro Forma Financial Information for Real Estate Acquisition

The following unaudited pro forma statements of operations presented for the three months ended March 31, 2011 and 2010 have been presented for Wells Core Office Income REIT to give the effect to the acquisition of the Westway One Building as if the acquisition occurred on September 29, 2010 (the date Wells Core Office Income REIT commenced active operations). The unaudited pro forma financial information has been prepared for information purposes only and is not necessarily indicative of future results or of actual results that would have been achieved had the acquisition of the Westway One Building acquisition been consummated as of September 29, 2010.

	For the Three Months Ended March 31:
	2011	2010
Revenues	$1,070,087	$—

Net loss	$(236,545)	$—

4.    Lines of Credit and Note Payable

As of March 31, 2011 and December 31, 2010, Wells Core Office Income REIT had the following indebtedness outstanding:

	Outstanding Balance as of

Facility	March 31, 2011	December 31, 2010
Regions Credit Facility	$8,800,000	$6,175,000
Royal Ridge V Loan	11,100,000	11,100,000

Total indebtedness	$19,900,000	$17,275,000

On March 9, 2011, Wells Core Office Income REIT amended its $70.0 million secured revolving credit facility with Regions Bank (“Regions”), as administrative agent for itself and any other lenders that may become parties to the facility in the future (the “Regions Credit Facility”), to reduce the minimum cumulative equity raise requirement from $85.0 million by April 30, 2011 to $70.0 million by June 30, 2011, and to reduce the minimum net worth requirement from $200.0 million by October 31, 2011 to $110.0 million by December 31, 2011, plus 75% of gross equity thereafter.

On March 28, 2011, Regions temporarily waived compliance with the fixed-charge covenant under the terms of the Regions Credit Facility for the period from November 19, 2010 through June 29, 2011 such that there would be no event of default under the loan as a result of fixed charges incurred during the start-up phase of Wells Core Office Income REIT. Pursuant to the waiver, Wells Core Office Income REIT must be in compliance with all of the restrictive covenants as of June 30, 2011. Wells Core Office Income REIT believes that it will be in compliance with all restrictive covenants as of June 30, 2011, or have the ability to refinance, amend, or repay all amounts outstanding under the Regions Credit Facility. Wells Core Office REIT’s compliance with the Regions Credit Facility covenants, as amended, for the duration of the term of the Regions Credit Facility, will depend upon Wells Core Office REIT’s future operating performance, capital raising success, property and financing transactions, and general economic conditions. As of March 31, 2011, Wells Core Office Income REIT was in compliance and expects to remain in compliance with all other restrictive covenants of its outstanding debt obligations.

Wells Core Office Income REIT made interest payments of approximately $329,000 and $0 during the three months ended March 31, 2011 and 2010, respectively. No interest was capitalized during the three months ended March 31, 2011 and 2010.

The estimated fair value of Wells Core Office Income REIT’s total indebtedness as of March 31, 2011 and December 31, 2010 was approximately $19.9 million and $17.3 million, respectively. Wells Core Office Income REIT estimated the fair value of its line of credit by obtaining estimates for similar facilities from multiple market participants as of the respective reporting dates. The fair values of all other debt instruments were estimated based on discounted cash flow analysis using the current incremental borrowing rates for similar types of borrowing arrangements as of the respective reporting dates. The discounted cash flow method of assessing fair value results in a general approximation of value, and such value may never actually be realized.

5.    Commitments and Contingencies

Commitments Under Existing Lease Agreements

Certain lease agreements include provisions that, at the option of the tenant, may obligate Wells Core Office Income REIT to expend capital to expand an existing property or provide other expenditures for the benefit of the tenant, including the following:

Building	Tenant	Tenant Allowance Obligations as of March 31, 2011
333 East Lake Street Building	Bridgestone Retail Operations	$ 617,380

Litigation

From time to time, Wells Core Office Income REIT is party to legal proceedings that arise in the ordinary course of its business. Wells Core Office Income REIT is not currently involved in any legal proceedings for which the outcome is expected to have a material adverse effect on the results of operations or financial condition of Wells Core Office Income REIT. Wells Core Office Income REIT is not aware of any such legal proceedings contemplated by governmental authorities.

6.    Supplemental Disclosures of Noncash Activities

Outlined below are significant noncash investing and financing transactions for the three months ended March 31, 2011:

Three Months Ended March 31, 2011
Other liabilities assumed upon acquisition of properties	$35,809

Commissions on stock sales and related dealer-manager fees due to affiliate	$92,329

Other offering costs due to affiliate	$37,816

Distributions payable	$132,513

Discounts applied to issuance of common stock	$71,449

Increase in redeemable common stock	$127,745

Deferred financing cost payable	$17,653

There were no noncash investing or financing transactions for the three months ended March 31, 2010.

7.    Related-Party Transactions

Advisory Agreement

Wells Core Office Income REIT is party to an agreement with the Advisor, referred to as the Advisory Agreement, under which the Advisor is required to perform the services and shall be compensated for such services, as outlined below:

•

Reimbursement of organization and offering costs paid by the Advisor on behalf of Wells Core Office Income REIT, not to exceed 2.0% of gross offering proceeds as of the date of reimbursement. Organization and offering expenses may include legal costs, accounting costs, printing costs, personnel expenses, and other bona fide offering-related costs. When reimbursing the Advisor for organization and offering expenses, subject to above-described limitation, Wells Core Office Income REIT first reimburses all costs incurred by third parties to date; once all third-party costs have been reimbursed, Wells Core Office Income REIT will then begin to reimburse the Advisor for personnel expenses incurred to date.

•

Acquisition fees of 2.0% of gross offering proceeds, subject to certain limitations. Wells Core Office Income REIT also reimburses the Advisor for expenses it pays to third parties in connection with acquisitions or potential acquisitions.

•

Monthly asset management fees equal to one-twelfth of 0.75% of the cost of (i) the properties owned other than through joint ventures and (ii) investments in joint ventures plus Wells Core Office Income REIT’s allocable share of capital improvements made by the joint venture.

•

Debt financing fee equal to 0.20% annually of the total capacity of all third-party financing arrangements (whether or not drawn), originated, obtained, or otherwise assumed by or for Wells Core Office Income REIT, including mortgage debt, lines of credit, and other term indebtedness; provided that, notwithstanding the annual nature of the fee, in no event will Wells Core Office Income REIT pay an aggregate amount of more than 0.50% of the amount available under any particular financing arrangement or refinancing of such arrangements.

•

Reimbursement for all costs and expenses the Advisor incurs in fulfilling its duties as the asset portfolio manager, including wages and salaries (but excluding bonuses) and other employee-related expenses of the Advisor’s employees, who perform a full range of real estate services for Wells Core Office Income REIT, including management, administration, operations, and marketing, and are allocated to Wells Core Office Income REIT, provided that such expenses are not reimbursed if incurred in connection with services for which the Advisor receives a disposition fee (described below) or an acquisition fee or that are reimbursable under a property management agreement or other agreement between Wells Core Office Income REIT and the Advisor or its affiliates.

•

For any property, loan, or other permitted investment sold by Wells Core Office Income REIT, a real estate commission equal to 1.0% of the sales price, with the limitation that the total real estate commissions for any Wells Core Office Income REIT property sold may not exceed the lesser of (i) 6.0% of the sales price of each property or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property. This fee is lower than originally provided as a result of an amendment to the Advisory Agreement on February 17, 2011.

•

Incentive fee of 15% of net sales proceeds remaining after then-current stockholders have received distributions equal to the sum of their invested capital plus an 8% return of invested capital, which fee is payable only if the shares of common stock of Wells Core Office Income REIT are not listed on an exchange.

•

Listing fee of 15% of the amount by which the market value of the then-outstanding common stock plus distributions paid on such stock prior to listing exceeds the sum of 100% of the invested capital of then-current common stockholders plus an 8% return on such invested capital, which fee will be reduced by the amount of any incentive fees paid as described in the preceding bullet.

Under the terms of the Advisory Agreement, WREF guarantees the Advisor’s performance and any amounts payable in connection therewith. The one-year term of the Advisory Agreement ends June 7, 2011 and may be renewed for an unlimited number of successive one-year periods upon the mutual consent of the parties. Either party may terminate the Advisory Agreement without cause or penalty upon providing 60 days’ prior written notice to the other.

Under the terms of the Advisory Agreement, Wells Core Office Income REIT is obligated to reimburse the Advisor for organization and offering expenses in an amount equal to the lesser of actual costs incurred or 2.0% of total gross offering proceeds raised from the sale of shares of our common stock to the public. As of March 31, 2011, the Advisor has incurred aggregate organization and offering expenses on behalf of Wells Core Office Income REIT of approximately $5.4 million. As of March 31, 2011, Wells Core Office Income REIT has incurred and charged to additional paid-in capital cumulative other offering costs of $1.1 million related to the Initial Offering, which represents approximately 2.0% of cumulative gross proceeds raised by Wells Core Office Income REIT under the Initial Offering. The remaining $4.3 million will be charged to additional paid-in capital and payable to the Advisor as Wells Core Office Income REIT raises additional offering proceeds under the Initial Offering.

Amendment to Bylaws

On February 17, 2011, Wells Core Office Income REIT’s board of directors approved an amendment to its bylaws that prohibits Wells Core Office Income REIT from buying real estate assets from (or selling real estate assets to) the Advisor or affiliates of the Advisor.

Dealer-Manager Agreement

Wells Core Office Income REIT is party to a dealer-manager agreement (the “Dealer-Manager Agreement”) with Wells Investment Securities, Inc. (“WIS”), whereby WIS, an affiliate of Wells Capital, performs the dealer-manager function for Wells Core Office Income REIT. For these services, WIS earns a commission of up to 7% of the gross offering proceeds from the sale of the shares of Wells Core Office Income REIT, of which substantially all is re-allowed to participating broker-dealers. Wells Core Office Income REIT pays no commissions on shares issued under its DRP.

Additionally, Wells Core Office Income REIT is required to pay WIS a dealer-manager fee of 2.5% of the gross offering proceeds from the sale of Wells Core Office Income REIT’s stock at the time the shares are sold. Under the Dealer-Manager Agreement, up to 1.5% of the gross offering proceeds may be re-allowed by WIS to participating broker-dealers. Wells Core Office Income REIT pays no dealer-manager fees on shares issued under its DRP.

Master Property Management, Leasing, and Construction Agreement

On August 11, 2010, Wells Core Office Income REIT and Wells Management, an affiliate of Wells Capital, entered into a Master Property Management, Leasing, and Construction Management Agreement (the “Management Agreement”) under which Wells Management receives the following fees and reimbursements in consideration for supervising the management, leasing, and construction activities of certain Wells Core Office Income REIT properties:

•

property management fees negotiated for each property managed by Wells Management; typically this fee would be equal to a percentage of the gross monthly income collected for that property for the preceding month;

•

leasing commissions for new, renewal, or expansion leases entered into with respect to any property for which Wells Management serves as leasing agent equal to a percentage as negotiated for that property of the total base rental and operating expenses to be paid to Wells Core Office Income REIT during the applicable term of the lease, provided, however, that no commission shall be payable as to any portion of such term beyond 10 years;

•

construction management fees for projects overseen by Wells Management, such as capital projects, new construction, and tenant improvements, which fees are to be market-based and negotiated for each property managed by Wells Management; and

•	other fees as negotiated with the addition of each specific property covered under the agreement.

Related-Party Costs

Pursuant to the terms of the agreements described above, Wells Core Office Income REIT incurred the following related-party costs for the three months ended March 31, 2011:

Three Months Ended March 31, 2011

Commissions, net of discounts(1)(2)	$2,375,322

Dealer-manager fees, net of discounts(1)	868,731

Acquisition fees	700,055

Other offering costs(1)	696,570

Administrative reimbursements	174,170

Asset management fees	95,893

Related-party interest expense(3)	5,862

Debt financing fee	40,550

Total	$4,957,153

(1)	Commissions, dealer-manager fees, and other offering costs are charged against stockholders’ equity, as incurred.

(2)	Substantially all commissions were re-allowed to participating broker-dealers during the three months ended March 31, 2011.

(3)

Related-party interest expense is payable to WREF on amounts outstanding under the $10.0 million secured revolving bridge loan with WREF, which was originated on October 5, 2010 and fully repaid as of March 31, 2011. This bridge loan matured on April 5, 2011.

Wells Core Office Income REIT incurred no related-party construction fees, incentive fees, listing fees, disposition fees, or leasing commissions during the three months ended March 31, 2011. No amounts were incurred by Wells Core Office Income REIT under the agreements for the three months ended March 31, 2010.

Due to Affiliates

The detail of amounts due to affiliates is provided below as of March 31, 2011 and December 31, 2010:

	March 31, 2011	December 31, 2010

General and administrative costs(1)	$264,088	$264,088

Administrative reimbursements	359,859	184,748

Asset management fees	124,557	28,664

Debt financing fee	55,917	15,367

Other offering costs	37,816	18,430

Acquisition fees	37,816	20,158

Commissions and dealer-manager fees	92,329	71,463

Total	$972,382	$602,918

(1)

Reflects costs paid to third parties on behalf of Wells Core Office Income REIT by the Advisor, or affiliates of the Advisor, during Wells Core Office Income REIT’s start-up phase, which are recorded as general and administrative expenses in the accompanying consolidated statement of operations.

Conflicts of Interest

As of March 31, 2011, the Advisor had no direct employees. The Advisor is a wholly owned subsidiary of WREF and has contracted with Wells Capital and Wells Management to perform many of its obligations under the Advisory Agreement. Until such time, if ever, as the Advisor hires sufficient personnel of its own to perform the services under the Advisory Agreement, it will continue to rely upon employees of Wells Capital and Wells Management. Wells Capital also is a general partner or advisor of other public real estate investment programs sponsored by WREF. As such, in connection with managing the advisor activities under the Advisory Agreement and serving as a general partner or advisor for other Wells-sponsored programs, Wells Capital may encounter conflicts of interest with regard to allocating human resources and making decisions related to investments, operations, and disposition-related activities.

Economic Dependency

Wells Core Office Income REIT has contracted with the Advisor, Wells Management, and WIS to provide certain services that are essential to Wells Core Office Income REIT, including asset management services, the possible supervision of the property management and leasing of some properties owned by Wells Core Office Income REIT, asset acquisition and disposition services, the sale of shares of Wells Core Office Income REIT’s common stock, as well as other administrative responsibilities for Wells Core Office Income REIT, including accounting services, stockholder communications, and investor relations. In addition, the Advisor has engaged Wells Capital to retain the use of its employees to carry out certain of the services listed above. As a result of these relationships, Wells Core Office Income REIT is dependent upon the Advisor, Wells Capital, Wells Management, and WIS.

The Advisor, Wells Capital, Wells Management, and WIS are owned and controlled by WREF. Historically, the operations of Wells Capital, Wells Management, and WIS represent substantially all of the business of WREF. Accordingly, Wells Core Office Income REIT focuses on the financial condition of WREF when assessing the financial condition of the Advisor, Wells Capital, Wells Management, and WIS. In the event that WREF were to become unable to meet its obligations as they become due, Wells Core Office Income REIT might be required to find alternative service providers.

Future net income generated by WREF will be largely dependent upon the amount of fees earned by WREF’s subsidiaries based on, among other things, the level of investor proceeds raised and the volume of future acquisitions and dispositions of real estate assets by Wells Core Office Income REIT and other WREF-sponsored programs, as well as distribution income earned from equity interests in another REIT previously sponsored by Wells Capital. As of March 31, 2011, Wells Core Office Income REIT has no reason to believe that WREF does not have access to adequate liquidity and capital resources, including cash flow generated from operations, cash on hand, other investments, and borrowing capacity, necessary to meet its current and future obligations as they become due.

8.    Subsequent Events

Sale of Shares of Common Stock

From April 1, 2011 to April 30, 2011, Wells Core Office Income REIT raised approximately $14.4 million through the issuance of approximately 575,109 shares of its common stock under the Initial Offering. As of April 30, 2011, approximately 227.2 million shares remained available for sale to the public under the Initial Offering, exclusive of shares available under the DRP.

Property Acquisition

On May 12, 2011, Wells Core Office Income REIT purchased two three-story office buildings located in Frisco, Texas containing approximately 284,200 rentable square feet (“Duke Bridges I & II Buildings”) for approximately $49.0 million, exclusive of closing costs. The Duke Bridges I & II Buildings were funded with $35.5 million of proceeds from the Regions Credit Facility and $13.5 million of equity proceeds raised under the Initial Offering. The Duke Bridges I & II Buildings are 100% leased to two tenants and anchored by T-Mobile West Corporation (“T-Mobile West”). The current weighted-average remaining lease term of the Duke Bridges I & II Buildings is approximately six years. Effective April 2014, T-Mobile West has a one-time right to terminate its lease at Duke Bridges I with 12 months notice and the payment of a $5.9 million termination fee. Effective February 2014, T-Mobile West also has a one-time right to terminate its lease at Duke Bridges II with 12 months notice and the payment of a $5.8 million termination fee.

Property Under Contract

On May 4, 2011, Wells Core Office Income REIT entered into a purchase and sale agreement to purchase a four-story office building containing approximately 96,400 square feet (the “Miramar Centre II Building”) for approximately $21.5 million, exclusive of closing costs. The acquisition is expected to be funded with proceeds raised from the Initial Offering and proceeds from the Regions Credit Facility. The Miramar Centre II Building was built in 2001 and is located on approximately 6.13 acres of land in Miramar, Florida. The Miramar Centre II Building is currently 100% leased to Humana Medical Plan, Inc. The closing of the transaction is expected to occur in June 2011; however, the consummation of the purchase of the Miramar Centre II Building is subject to certain conditions. Other assets may be identified in the future that Wells Core Office Income REIT may acquire before or instead of the investment described above. Wells Core Office Income REIT cannot make any assurances that the closing of this investment will occur.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated June 11, 2010, supplement no. 15 dated April 19, 2011, supplement no. 16 dated May 6, 2011, and supplement no. 17 dated May 13, 2011.

Supplement no. 15 includes:

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operating information, including the status of the offering, portfolio data, selected financial data, distribution information, dilution information, information about our share redemption program, and compensation to our advisor, our dealer manager and their affiliates;

•	updates to the risks related to an investment in our shares;

•	an update to our “Estimated Use of Proceeds” table;

•	a revised ownership structure chart;

•	the amendment of our charter;

•	the amendment of our bylaws;

•	changes to the composition of our board of directors;

•	a change to the compensation paid to our independent directors;

•	an update to the biography of Randall D. Fretz, our senior vice president;

•	our entry into an amended and restated advisory agreement and a master property, leasing and construction management agreement;

•	information regarding leadership changes at our dealer manager;

•	an update regarding our dealer manager;

•	the cap on the debt financing fee payable to our advisor and its affiliates;

•	a change to the disposition fee payable to our advisor and its affiliates;

•	revised disclosure regarding our conflict resolution procedures;

•	updates to the “Prior Performance Summary” section of our prospectus;

•	updates to the “Experts” section of our prospectus;

•	information incorporated by reference; and

•	updated prior performance tables for the year ended December 31, 2010.

Supplement no. 16 includes:

•	the status of the offering; and

•	the execution of an agreement to purchase a four-story office building containing approximately 96,400 square feet in Miramar, Florida.

Supplement no. 17 includes:

•	acquisition of the Duke Bridges I & II Buildings;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2011, filed on May 12, 2011; and

•	our unaudited financial statements as of and for the three months ended March 31, 2011, as filed in our Quarterly Report on Form 10-Q, filed on May 12, 2011.